UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 3)*

OncoGenex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

68230A106

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68230A106	Page 2 of 7

1	NAMES OF REPORTING PERSONS H.I.G. Oncogenex, LLC (formerly H.I.G. Oncogenex, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 541,712(1)
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 541,712(1)
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,712(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	These shares are owned directly by H.I.G. Oncogenex, LLC (formerly H.I.G. Oncogenex, Inc.) (“Oncogenex”). Before December 2011, these shares were owned directly by H.I.G. Horizon Corporation (“Horizon”), which was a wholly-owned subsidiary of H.I.G. Key Corporation (“Key”), which was a wholly-owned subsidiary of Oncogenex. In December 2011, Horizon and Key were voluntarily dissolved and in connection with the dissolution, these shares were distributed up to Oncogenex. As a result, Oncogenex became the direct owner of these shares. Sami W. Mnaymneh and Anthony Tamer are the shareholders of H.I.G.-GP II, Inc., the general partner and managing member, respectively, of the two entities which are indirectly the majority shareholders of Oncogenex. Messrs. Mnaymneh and Tamer may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in the shares.
(2)	The number of shares reported in Row 9 above represent 5.6% of the Issuer’s outstanding Common Stock, based on 9,748,352 shares of common stock outstanding as reported on the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 3, 2011.

CUSIP No. 68230A106	Page 3 of 7

1	NAMES OF REPORTING PERSONS Sami W. Mnaymneh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 541,712(1)
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 541,712(1)
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,712(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	These shares are owned directly by Oncogenex. Sami W. Mnaymneh and Anthony Tamer are the shareholders of H.I.G.-GP II, Inc., the general partner and managing member, respectively, of the two entities which are indirectly the majority shareholders of Oncogenex. Messrs. Mnaymneh and Tamer may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in the shares.
(2)	The number of shares reported in Row 9 above represent 5.6% of the Issuer’s outstanding Common Stock, based on 9,748,352 shares of common stock outstanding as reported on the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 3, 2011.

CUSIP No. 68230A106	Page 4 of 7

1	NAMES OF REPORTING PERSONS Anthony Tamer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 541,712(1)
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 541,712(1)
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,712(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	These shares are owned directly by Oncogenex. Sami W. Mnaymneh and Anthony Tamer are the shareholders of H.I.G.-GP II, Inc., the general partner and managing member, respectively, of the two entities which are indirectly the majority shareholders of Oncogenex. Messrs. Mnaymneh and Tamer may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in the shares.
(2)	The number of shares reported in Row 9 above represent 5.6% of the Issuer’s outstanding Common Stock, based on 9,748,352 shares of common stock outstanding as reported on the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 3, 2011.

CUSIP No. 68230A106	Page 5 of 7

Item 1	(a).	Name of Issuer:

OncoGenex Pharmaceuticals, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1522 217th Place, SE, Suite 100 Bothell, Washington 98021

Item 2	(a).	Name of Person Filing:

H.I.G. Oncogenex, LLC Sami W. Mnaymneh Anthony Tamer

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

c/o 1450 Brickell Avenue, 31st Floor Miami, Florida 33131

Item 2	(c).	Citizenship:

		H.I.G. Oncogenex, LLC	Delaware
		Sami W. Mnaymneh	United States
		Anthony Tamer	United States

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2	(e).	CUSIP Number:

68230A106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 68230A106	Page 6 of 7

Item 4.	Ownership.

	(a)	Amount beneficially owned:

		H.I.G. Oncogenex, LLC	541,712†
		Sami W. Mnaymneh	541,712†
		Anthony Tamer	541,712†

	(b)	Percent of class:

		H.I.G. Oncogenex, LLC	5.6%
		Sami W. Mnaymneh	5.6%
		Anthony Tamer	5.6%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

		H.I.G. Oncogenex, LLC	541,712†
		Sami W. Mnaymneh	541,712†
		Anthony Tamer	541,712†

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

		H.I.G. Oncogenex, LLC	541,712†
		Sami W. Mnaymneh	541,712†
		Anthony Tamer	541,712†

(iv) Shared power to dispose or to direct the disposition of:

0

†	Before December 2011, these shares were owned directly by Horizon, which was a wholly-owned subsidiary of Key, which was a wholly-owned subsidiary of Oncogenex. In December 2011, Horizon and Key were voluntarily dissolved and in connection with the dissolution, these shares were distributed up to Oncogenex. Pursuant to the distribution to Oncogenex and the dissolutions of the subsidiaries, Key and Horizon are no longer beneficial owners of the equity securities of the Issuer or a reporting person for this Schedule 13G, as amended. Sami W. Mnaymneh and Anthony Tamer are the shareholders of H.I.G.-GP II, Inc., the general partner and managing member, respectively, of the two entities which are indirectly the majority shareholders of Oncogenex. Messrs. Mnaymneh and Tamer may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in the shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group.

H.I.G. Oncogenex, LLC Sami W. Mnaymneh Anthony Tamer See the attached Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68230A106	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

H.I.G. ONCOGENEX, LLC

By:	/s/ Richard Siegel
Authorized Signatory

/s/ Sami Mnaymneh
SAMI W. MNAYMNEH

/s/ Anthony Tamer
ANTHONY TAMER

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Amendment No. 3 to Schedule 13G filed by us with respect to the Common Stock, $0.001 par value, of OncoGenex Pharmaceuticals, Inc. is filed on behalf of each of us.

Dated: February 14, 2012	H.I.G. ONCOGENEX, LLC

	By:	/s/ Richard Siegel
Authorized Signatory

/s/ Sami Mnaymneh
SAMI W. MNAYMNEH

/s/ Anthony Tamer
ANTHONY TAMER